                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                         For the month of February, 2008

                                   TEFRON LTD.
                 (Translation of registrant's name into English)

            IND. CENTER TERADYON, P.O. BOX 1365, MISGAV 20179, ISRAEL
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]     No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Attached hereto and incorporated by reference herein is a copy of a press release issued by Tefron, dated February 28, 2008, announcing full year 2007 results.

The press release contains non-GAAP financial measures. In this regard, GAAP refers to generally accepted accounting principles in the United States.
Pursuant to regulations promulgated by the Securities and Exchange Commission, the Company has provided reconciliations within the press release of the non-GAAP financial measures to the most directly comparable GAAP financial measures.

EBITDA represents earnings (loss) before interest, taxes, depreciation and amortization and other income (expenses). EBITDA is presented in the earnings release because management believes that it enhances the understanding of our operating results and is of interest to our investors and lenders in relation to our debt covenants, as certain of the debt covenants include adjusted EBITDA as a performance measure. EBITDA, however, should not be considered as an alternative to operating income or income for the period as an indicator of our operating performance. Similarly, EBITDA should not be considered as an alternative to cash flows form operating activities as a measure of liquidity.
EBITDA is not a measure of financial performance under generally accepted accounting principles and may not be comparable to other similarly titled measures for other companies.

This Form 6-K is hereby incorporated by reference into Tefron Ltd.'s
Registration Statement on Form F-3 (Registration No. 333-128847) and its
Registration Statements on Form S-8 (Registration Nos. 333-139021 and
333-111932).

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             TEFRON LTD.
                                             (Registrant)

                                             By: /s/ Asaf Alperovitz
                                             -----------------------
                                             Asaf Alperovitz
                                             Chief Financial Officer

                                             By: /s/ Hanoch Zlotnik
                                             ----------------------
                                             Hanoch Zlotnik
                                             Treasurer

Date: February 28, 2008

            TEFRON REPORTS FOURTH QUARTER AND FULL YEAR 2007 RESULTS

FULL YEAR 2007 SUMMARY

o    ANNUAL REVENUES OF $158.6 MILLION, 15.7% BELOW REVENUES OF LAST YEAR.

o    OPERATING CASH FLOW OF $3.0 MILLION COMPARED WITH $27.8 MILLION IN 2006.

o    OPERATING INCOME OF $1.8 MILLION, COMPARED WITH $25.9 MILLION IN 2006.

o    EBITDA OF $10.9 MILLION COMPARED WITH $35.2 MILLION IN 2006.

o    NET INCOME OF $0.5 MILLION; FULLY DILUTED EPS OF $0.02 COMPARED WITH $18.4
     MILLION OR $0.89 PER DILUTED SHARE IN 2006.

FOURTH QUARTER SUMMARY

o    QUARTERLY REVENUES OF $38.9 MILLION, 22.2% BELOW REVENUES OF THE FOURTH
     QUARTER OF LAST YEAR.

o    NET LOSS OF $2.4 MILLION; FULLY DILUTED LOSS PER SHARE OF $0.11 COMPARED
     WITH NET INCOME OF $4.7 MILLION OR $0.22 PER DILUTED SHARE IN THE FOURTH
     QUARTER OF LAST YEAR.

MISGAV, ISRAEL, FEBRUARY 28, 2008 - TEFRON LTD. (NYSE:TFR; TASE:TFRN), a leading producer of seamless intimate apparel and engineered-for-performance (EFPTM)
active wear, today announced financial results for the fourth quarter and full year 2007.

FOURTH QUARTER 2007 RESULTS

Fourth quarter revenues were $38.9 million, representing a 22.2% decrease from fourth quarter of 2006 revenues of $50.0 million. The decrease in revenues in the quarter was due to a reduction in sales of active-wear products, primarily to Nike, a reduction in sales of intimate apparel, mainly to Victoria's Secret for older Cut & Sew collections and lower sales of swimwear, mainly due to the delay of some swimwear revenues to the first quarter of 2008.

Fourth quarter gross margin was 5.4% compared with a gross margin of 22.2% in the fourth quarter of 2006. Operating loss for the quarter was $2.8 million, as compared with an operating income of $6.4 million (12.9% of revenues) in the fourth quarter of 2006. Net loss for the quarter was $2.4 million, or $0.11 per diluted share as compared with net income of $4.7 million (9.3% of revenues), or
$0.22 per diluted share, in the fourth quarter of 2006.

The decline in gross margin and the operating loss in the quarter were primarily due to the lower revenue and manufacturing levels, increased costs due to factors described below and a one-time inventory write-off of approximately $0.7 million related to obsolete inventory.

The significant devaluation of the US Dollar versus the New Israeli Shekel, as well as the previously identified price reductions in older collections of
Tefron's intimate apparel product line also continued to impact margins.
Additionally, the higher proportion of Cut & Sew 'new generation' products in the sales mix for Nike, which have a lower profitability than those of the
Seamless products, also reduced profitability. Finally, the short-term manufacturing challenges faced in the Hi-Tex division continued into the fourth quarter. As discussed in the prior quarter, these challenges are mainly due to the learning curve required for the manufacture of various new and complex products, which are technologically advanced and have been ordered in short production runs for a larger number of apparel categories.

RESULTS FOR FULL YEAR 2007

Full year 2007 revenues were $158.6 million, representing a 15.7% decrease from
2006 revenues of $188.1 million. The decline in revenue was primarily due to a reduction in sales of active-wear products, primarily to Nike, reduced sales of intimate apparel, mainly to Victoria's Secret for older Cut & Sew collections, and a slight decline in sales of swimwear.

Full year 2007 gross margin decreased to 12.3%, compared with 22.8% as reported in 2006. Operating income was $1.8 million (1.1% of revenues) compared with an operating income of $25.9 million (13.8% of revenues) as reported in 2006. Net income was $483 thousand (0.3% of revenues), or $0.02 per diluted share, compared with $18.4 million (9.8% of revenues) or $0.89 per diluted share, as reported in 2006.

MANAGEMENT COMMENTS

Mr. Yos Shiran, Chief Executive Officer of Tefron, commented, "We faced a tough fourth quarter, particularly from a profitability standpoint. The primary cause was the weak US dollar, coupled with our Hi-Tex division manufacturing hurdles.
While we are improving our ability to overcome these hurdles, we do expect them to continue into the early part of 2008."

"We are currently working diligently to formulate a strategic and operational plan, together with the support of our new chairman, Mr. Yaacov Gelbard, intended to grow our revenue base, improve our operating efficiencies, while reducing our costs," continued Mr. Shiran. "In the short term, we will focus our efforts on solving the manufacturing challenges in our Hi-Tex division and aim to reduce operational costs. At the same time, we will continue our efforts to broaden our customer base."

Mr. Shiran continued, "On the positive side, we saw a sequential growth in active-wear revenues following a few quarters of slower sales. This was primarily due to increased orders from Nike for their 'New Generation' products.
Continuing this trend, from a revenue standpoint our first quarter looks strong.
This is primarily due to continued growth in sales to Nike in both our Cut and
Sew and Hi-Tex divisions, as well as a growth in sales to lululemon. In fact, supporting our long-term goals, we see this trend of strong growth in active-wear sales continuing throughout the first half of 2008, driving a growth in our overall sales. We also expect a strong increase in first quarter sales of swimwear."

Mr. Shiran concluded, "Based on our current orders, we currently expect first quarter 2008 revenues of around $50 million. However, we believe that the continued weakening of the US Dollar, in addition to the temporary manufacturing hurdles of our Hi-Tex division, will continue to significantly affect our profitability in the first quarter of 2008. Accordingly, we expect to breakeven at the operating level in the first quarter of 2008."

CONFERENCE CALL
--------------------------------------------------------------------------------

The Company will be hosting a conference call today, February 28, 2008 at
10:00am EST. On the call, management will review and discuss the results, and will be available to answer investor questions.

To participate, please call one of the following teleconferencing numbers.
Please begin placing your calls at least 5 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US DIAL-IN NUMBER: 1 888 668 9141
UK DIAL-IN NUMBER: 0 800 917 5108
ISRAEL DIAL-IN NUMBER: 03 918 0609
INTERNATIONAL DIAL-IN NUMBER: +972 3 918 0609

For those unable to listen to the live call, a replay of the call will be available for three months from the day after the call in the investor relations section of Tefron's website, at: www.tefron.com

ABOUT TEFRON
--------------------------------------------------------------------------------

TEFRON MANUFACTURES BOUTIQUE-QUALITY EVERYDAY SEAMLESS INTIMATE APPAREL, ACTIVE
WEAR AND SWIM WEAR SOLD THROUGHOUT THE WORLD BY SUCH NAME-BRAND MARKETERS AS
VICTORIA'S SECRET, NIKE, TARGET, THE GAP, BANANA REPUBLIC, J. C. PENNEY,
LULULEMON ATHLETICA WARNACO/CALVIN KLEIN, PATAGONIA, REEBOK, DOLCE AND GABBANA,
AND EL CORTE ENGLESE, AS WELL AS OTHER WELL KNOWN RETAILERS AND DESIGNER LABELS.
THE COMPANY'S PRODUCT LINE INCLUDES KNITTED BRIEFS, BRAS, TANK TOPS, BOXERS,
LEGGINGS, CROP, T-SHIRTS, NIGHTWEAR, BODYSUITS, SWIM WEAR, BEACH WEAR AND
ACTIVE-WEAR.

THIS PRESS RELEASE CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS, WITHIN THE
MEANING OF SECTION 27A OF THE US SECURITIES ACT OF 1933, AS AMENDED, SECTION 21E
OF THE US SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, AND THE SAFE HARBOR
PROVISIONS OF THE US PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995, WITH
RESPECT TO THE COMPANY'S BUSINESS, FINANCIAL CONDITION AND RESULTS OF
OPERATIONS. WE HAVE BASED THESE FORWARD-LOOKING STATEMENTS ON OUR CURRENT
EXPECTATIONS AND PROJECTIONS ABOUT FUTURE EVENTS.

WORDS SUCH AS "BELIEVE," "ANTICIPATE," "EXPECT," "INTEND," "WILL," "PLAN,"
"COULD," "MAY," "PROJECT," "GOAL," "TARGET," AND SIMILAR EXPRESSIONS OFTEN
IDENTIFY FORWARD-LOOKING STATEMENTS BUT ARE NOT THE ONLY WAY WE IDENTIFY THESE
STATEMENTS. EXCEPT FOR STATEMENTS OF HISTORICAL FACT CONTAINED HEREIN, THE
MATTERS SET FORTH IN THIS PRESS RELEASE REGARDING OUR FUTURE PERFORMANCE, PLANS
TO INCREASE REVENUES OR MARGINS AND ANY STATEMENTS REGARDING OTHER FUTURE EVENTS
OR FUTURE PROSPECTS ARE FORWARD-LOOKING STATEMENTS.

THESE FORWARD LOOKING STATEMENTS ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT
COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTEMPLATED IN SUCH
FORWARD-LOOKING STATEMENTS, INCLUDING, BUT NOT LIMITED TO:

     o    OUR CUSTOMERS' CONTINUED PURCHASE OF OUR PRODUCTS IN THE SAME VOLUMES
          OR ON THE SAME TERMS;

     o    THE CYCLICAL NATURE OF THE CLOTHING RETAIL INDUSTRY AND THE ONGOING
          CHANGES IN FASHION PREFERENCES;

     o    THE COMPETITIVE NATURE OF THE MARKETS IN WHICH WE OPERATE, INCLUDING
          THE ABILITY OF OUR COMPETITORS TO ENTER INTO AND COMPETE IN THE
          SEAMLESS MARKET IN WHICH WE OPERATE;

     o    THE POTENTIAL ADVERSE EFFECT ON OUR BUSINESS RESULTING FROM OUR
          INTERNATIONAL OPERATIONS, INCLUDING INCREASED CUSTOM DUTIES AND IMPORT
          QUOTAS (E.G., IN CHINA, WHERE WE MANUFACTURE FOR OUR SWIMWEAR
          DIVISION).

     o    THE POTENTIAL ADVERSE EFFECT ON OUR FUTURE OPERATING EFFICIENCY
          RESULTING FROM OUR EXPANSION INTO NEW PRODUCT LINES WITH MORE
          COMPLICATED PRODUCTS AND DIFFERENT RAW MATERIALS;

     o    THE PURCHASE OF NEW EQUIPMENT THAT MAY BE NECESSARY AS A RESULT OF OUR
          EXPANSION INTO NEW PRODUCT LINES;

     o    OUR DEPENDENCE ON OUR SUPPLIERS FOR OUR MACHINERY AND THE MAINTENANCE
          OF OUR MACHINERY;

     o    THE FLUCTUATIONS COSTS OF RAW MATERIALS; OUR DEPENDENCE ON
          SUBCONTRACTORS IN CONNECTION WITH OUR MANUFACTURING PROCESS;

     o    OUR FAILURE TO GENERATE SUFFICIENT CASH FROM OUR OPERATIONS TO PAY OUR
          DEBT;

     o    FLUCTUATIONS IN INFLATION AND CURRENCY; AND

     o    POLITICAL, ECONOMIC, SOCIAL, CLIMATIC RISKS, ASSOCIATED WITH
          INTERNATIONAL BUSINESS AND RELATING TO OPERATIONS IN ISRAEL;

AS WELL AS CERTAIN OTHER RISKS DETAILED FROM TIME TO TIME IN THE COMPANY'S
FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION. THE COMPANY UNDERTAKES NO
OBLIGATION TO PUBLICLY RELEASE ANY REVISIONS TO THESE FORWARD-LOOKING STATEMENTS
TO REFLECT EVENTS OR CIRCUMSTANCES AFTER THE DATE HEREOF OR TO REFLECT THE
OCCURRENCE OF UNANTICIPATED EVENTS.

CONTACTS

COMPANY CONTACT:                    IR CONTACT:
ASAF ALPEROVITZ                     EHUD HELFT / KENNY GREEN
CHIEF FINANCIAL OFFICER             G.K. INVESTOR RELATIONS
+972-4-9900803                      1 646 201 9246
Aasaf@Tefron.com                    info@gkir.com

TABLE 1: SALES BY SEGEMENT
------------------------------------------------------------------------------------------------------

                  Year ended               Year ended           Three months ended       Three months ended
               December 31, 2007        December 31, 2006        December 31, 2007        December 31, 2006
              -------------------      -------------------      -------------------      -------------------
                USD                      USD                      USD                      USD
Segments     Thousands  % of total    Thousands  % of total    Thousands  % of total    Thousands  % of total
--------      -------     -------      -------     -------      -------     -------      -------     -------

Cut & sew      77,020        48.6%      85,951        45.7%      23,047        59.3%      25,159        50.3%
Seamless       81,594        51.4%     102,153        54.3%      15,846        40.7%      24,848        49.7%
Total         158,614       100.0%     188,104       100.0%      38,893       100.0%      50,007       100.0%

TABLE 2: SALES BY PRODUCT LINE
--------------------------------------------------------------------------------

                         Year ended               Year ended           Three months ended       Three months ended
                      December 31, 2007        December 31, 2006        December 31, 2007       December 31, 2006
                     -------------------      -------------------      -------------------      -------------------
                       USD                      USD                      USD                      USD
Product line        Thousands  % of total    Thousands   % of total   Thousands  % of total    Thousands  % of total
------------         -------     -------      -------     -------      -------     -------      -------     -------

Intimate Apparel      89,877        56.7%     100,890        53.6%      21,010        54.0%      26,209        52.4%
Active wear           42,047        26.5%      59,406        31.6%      11,284        29.0%      13,618        27.2%
Swimwear              26,690        16.8%      27,808        14.8%       6,599        17.0%      10,180        20.4%
Total                158,614       100.0%     188,104       100.0%      38,893       100.0%      50,007       100.0%

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                          DECEMBER 31,
                                                     ---------------------
                                                       2007         2006
                                                     --------     --------

    ASSETS

CURRENT ASSETS:
  Cash and cash equivalents                          $  2,384     $  3,966
  Short - term deposits                                 7,063       10,089
  Marketable securities                                 5,668        4,975
  Trade receivables, net                               29,033       30,655
  Other accounts receivable and prepaid expenses        5,404        4,166
  Inventories                                          32,577       28,912
                                                     --------     --------

TOTAL current assets                                   82,129       82,763
                                                     --------     --------

LONG TERM INVESTMENTS:

Marketable securities and bank deposit                  1,284        1,029
Severance pay fund                                      1,288          778
Subordinated note                                       3,000        3,000
                                                     --------     --------

TOTAL long term investments                             5,572        4,807
                                                     --------     --------

PROPERTY, PLANT AND EQUIPMENT, NET                     74,791       77,086
                                                     --------     --------

TOTAL assets                                         $162,492     $164,656
                                                     ========     ========

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

                                                                     DECEMBER 31,
                                                              ------------------------
                                                                 2007           2006
                                                              ---------      ---------

    LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
  Current maturities of long-term bank loans                  $   5,948      $   5,948
  Trade payables                                                 29,720         31,143
  Other accounts payable and accrued expenses                     8,635         10,402
                                                              ---------      ---------

TOTAL current liabilities                                        44,303         47,493
                                                              ---------      ---------

LONG-TERM LIABILITIES:
  Long  term loans from banks (net of current maturities)        13,374         19,322
  Deferred taxes                                                 12,397         12,313
  Accrued severance pay                                           3,882          3,298
                                                              ---------      ---------

TOTAL long-term liabilities                                      29,653         34,933
                                                              ---------      ---------

SHAREHOLDERS' EQUITY:
  Share capital
  Ordinary shares                                                 7,518          7,411
  Additional paid-in capital                                    106,530        101,684
  Less - 997,400 Ordinary shares in treasury, at cost            (7,408)        (7,408)
  Cumulative other comprehensive income                             368             55
  Accumulated deficit                                           (18,472)       (19,512)
                                                              ---------      ---------

TOTAL shareholders' equity                                       88,536         82,230
                                                              ---------      ---------

TOTAL liabilities and shareholders' equity                    $ 162,492      $ 164,656
                                                              =========      =========

                                       10

CONSOLIDATED STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

                                                                        YEAR ENDED                THREE MONTHS ENDED
                                                                        DECEMBER 31,                  DECEMBER 31,
                                                                 --------------------------     --------------------------
                                                                    2007            2006           2007            2006
                                                                 ----------      ----------     ----------      ----------

Sales                                                            $  158,614      $  188,104     $   38,893      $   50,007
Cost of sales                                                       139,147         145,144         36,783          38,881
                                                                 ----------      ----------     ----------      ----------

Gross profit                                                         19,467          42,960          2,110          11,126
Selling, general and administrative expenses                         17,715          17,077          4,866           4,699
                                                                 ----------      ----------     ----------      ----------

Operating income (loss)                                               1,752          25,883         (2,756)          6,427
Financial expenses, net                                               1,289           1,912            329             411
                                                                 ----------      ----------     ----------      ----------

Income (loss) before taxes on income                                    463          23,971         (3,085)          6,016
Taxes on income (tax benefit)                                           (20)          5,711           (665)          1,348
                                                                 ----------      ----------     ----------      ----------

Income (loss) from continuing operations                                483          18,260         (2,420)          4,668
Income from discontinued operations                                       -             120              -               -
                                                                 ----------      ----------     ----------      ----------

Net income (loss)                                                $      483      $   18,380     $   (2,420)     $    4,668
                                                                 ==========      ==========     ==========      ==========

Basic and diluted net earnings (losses) per share from
  continuing operations:
  Basic net earnings (losses) per share                          $     0.02      $     0.90     $    (0.11)     $     0.23
                                                                 ==========      ==========     ==========      ==========
  Diluted net earnings (losses) per share                        $     0.02      $     0.88     $    (0.11)     $     0.22
                                                                 ==========      ==========     ==========      ==========

Basic and diluted net earnings per share from discontinued
  operations:
  Basic net earnings per share                                   $        -      $     0.01     $        -      $        -
                                                                 ==========      ==========     ==========      ==========
  Diluted net earnings per share                                 $        -      $     0.01     $        -      $        -
                                                                 ==========      ==========     ==========      ==========

Basic and diluted net earnings (losses) per share:
  Basic net earnings (losses) per share                          $     0.02      $     0.91     $    (0.11)     $     0.23
                                                                 ==========      ==========     ==========      ==========
  Diluted net earnings (losses) per share                        $     0.02      $     0.89     $    (0.11)     $     0.22
                                                                 ==========      ==========     ==========      ==========

Weighted average number of shares used for computing basic
  earnings (losses) per share                                    21,188,161      20,210,722     21,202,986      20,620,500
                                                                 ==========      ==========     ==========      ==========

Weighted average number of shares used for computing diluted
  earnings (losses) per share                                    21,630,124      20,754,566     21,202,986      21,672,528
                                                                 ==========      ==========     ==========      ==========

                                       11

CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                                        YEAR ENDED              THREE MONTHS ENDED
                                                                        DECEMBER 31,                DECEMBER 31,
                                                                   ----------------------      ----------------------
                                                                     2007          2006          2007          2006
                                                                   --------      --------      --------      --------

CASH FLOWS FROM OPERATING ACTIVITIES:

  Net income (loss)                                                $    483      $ 18,380      $ (2,420)     $  4,668
  Adjustments to reconcile net income (loss) to net cash
    provided by (used in) operating activities:
    Income from discontinued operations                                   -          (120)            -             -
    Depreciation of property, plant and equipment                     8,567         8,719         2,126         2,410
    Compensation related to options granted to employees                571           555            73            79
    Increase (decrease) in severance pay, net                            74           459           (70)          134
    Increase (decrease) in deferred taxes, net                           79         3,098            58        (2,164)
    Accrual of interest on short and long-term deposits                (613)         (100)         (117)         (100)
    Gain related to sale of marketable securities                      (134)          (37)         (124)          (37)
    Interest and amortization of premium and accretion of
      discount of marketable securities                                (124)          (20)          201           (20)
    Gain on disposal of property, plant and equipment, net             (651)          (73)          (10)          (79)
    Decrease (Increase) in trade receivables, net                     1,622        (4,677)           52       (11,463)
    Decrease (increase) in other accounts receivable and
      prepaid expenses                                                 (984)         (417)         (158)          752
    Increase in inventories                                          (3,665)       (2,530)       (6,232)       (2,098)
    Increase (decrease) in trade payables                            (1,423)        3,278         4,941         4,357
    Increase in other accounts payable and accrued expenses            (768)          748          (316)        4,185
                                                                   --------      --------      --------      --------

Net cash provided by (used in) continuing operating activities        3,034        27,263        (1,996)          624
Net cash provided by discontinued operating activities                    -           507             -             -
                                                                   --------      --------      --------      --------

Net cash provided by (used in) operating activities                   3,034        27,770        (1,996)          624
                                                                   --------      --------      --------      --------

CASH FLOWS FROM INVESTING ACTIVITIES:

  Purchase of property, plant and equipment                          (6,376)       (4,688)       (1,765)       (2,264)
  Investment grants received                                              -         1,218             -             -
  Proceeds from sale of property, plant and equipment                   943           335            16            30
  Dividend received from discontinued operations                          -           140             -             -
  Proceeds from (payment related to) sale of subsidiary, net              -         9,917             -          (333)
  Investment in marketable securities                               (18,974)      (11,876)       (2,013)      (11,876)
  Proceeds from sale of marketable securities                        17,240         6,961         2,259         6,961
  Investment in short-term and long-term deposits                    (8,321)      (11,018)       (5,821)      (11,018)
  Proceeds from repayment of deposits                                12,989             -        10,489             -
                                                                   --------      --------      --------      --------

Net cash provided by (used in) continuing investing activities       (2,499)       (9,011)        3,165       (18,500)
Net cash used in discontinued investing activities                        -          (172)            -             -
                                                                   --------      --------      --------      --------

Net cash provided by (used in) investing activities                  (2,499)       (9,183)        3,165       (18,500)
                                                                   --------      --------      --------      --------

                                       12

CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                                         YEAR ENDED               THREE MONTHS ENDED
                                                                         DECEMBER 31,                 DECEMBER 31,
                                                                    ----------------------      ----------------------
                                                                      2007          2006          2007          2006
                                                                    --------      --------      --------      --------

CASH FLOWS FROM FINANCING ACTIVITIES:

  Repayment of long-term bank loans                                   (5,948)      (21,188)       (1,487)       (1,487)
  Proceeds from long-term bank loans                                       -         5,000             -             -
  Decrease in short-term bank credit                                       -       (14,713)            -             -
  Tax benefit from exercise of stock options related to
    employees and directors                                                -           446             -           446
  Proceeds from exercise of stock options related to employees
    and directors                                                         92         3,175             7           615
  Exercise of tradable options issued at the secondary offering        4,290           972             -           972
  Proceeds from secondary offering of shares and options, net              -        13,816             -             -
  Dividend paid to shareholders                                         (551)       (9,446)            -        (4,825)
                                                                    --------      --------      --------      --------

Net cash used in continuing financing activities                      (2,117)      (21,938)       (1,480)       (4,279)
Net cash used in discontinued financing activities                         -          (544)            -             -
                                                                    --------      --------      --------      --------

Net cash used in financing activities                                 (2,117)      (22,482)       (1,480)       (4,279)
                                                                    --------      --------      --------      --------

Total decrease in cash and cash equivalents                           (1,582)       (3,895)         (311)      (22,155)
Decrease in cash and cash equivalents attributed to
  discontinued operations                                                  -           209             -             -
                                                                    --------      --------      --------      --------

Decrease in cash and cash equivalents attributed to continuing
  operations                                                          (1,582)       (3,686)         (311)      (22,155)
Cash and cash equivalents at beginning of period                       3,966         7,652         2,695        26,121
                                                                    --------      --------      --------      --------

Cash and cash equivalents at end of period                          $  2,384      $  3,966      $  2,384      $  3,966
                                                                    ========      ========      ========      ========

                                       13

CALCULATION OF THE EBITDA
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                             Year ended          Three months ended
                                                             December 31,           December 31,
                                                         -------------------     -------------------
                                                          2007        2006        2007        2006
                                                         -------     -------     -------     -------

Operating income                                         $ 1,752     $25,883     $(2,756)    $ 6,427
(See statements of operations)
Depreciation  (See statements of cash flows)               8,567       8,719       2,126       2,410
Compensation related to options granted to employees
(See statement of cash flow)                                 571         555          73          79
                                                         -------     -------     -------     -------
EBITDA                                                   $10,890     $35,157     $  (557)    $ 8,916
                                                         =======     =======     =======     =======

                                       14